UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. __)*

                          CONTOUR MEDICAL, INC.
                          --------------------
                            (Name of Issuer)

                      Common Stock, $.001 Par Value
                      ------------------------------
                      (Title of Class of Securities)

                              21220B 10 5
                             --------------
                             (CUSIP Number)

                           Jon D. Sawyer, P.C.
           1401 17th Street, Suite 460, Denver, Colorado 80202
                             (303) 295-2355
       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              March 1, 1996
          -----------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box.---

Check the following box if a fee is being paid with the statement.-X-
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

     CUSIP No.  21220B 10 5

1    NAME OF REPORTING PERSON                              Scott F. Lochridge

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  ---
                                                           (b)  ---
3    SEC USE ONLY

4    SOURCE OF FUNDS                                       00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               ---

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                                     352,018

8    SHARED VOTING POWER                                   -0-

9    SOLE DISPOSITIVE POWER                                352,018

10   SHARED DISPOSITIVE POWER                              -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                              352,018

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
     EXCLUDES CERTAIN SHARES                               ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     7.1%

14   TYPE OF REPORTING PERSON                               IN


ITEM 1.   SECURITY AND ISSUER.

          This Schedule relates to shares of Common Stock, $.001 par value ("Shares"), of Contour Medical, Inc., a Colorado corporation (the "Issuer"), whose principal executive offices are located at 3340 Scherer Drive, St. Petersburg, Florida 33716.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule is filed by Scott F. Lochridge whose business address is 231 Bobick Drive, Jackson, Tennessee 39301. Mr. Lochridge is President of AmeriDyne Corporation which is now a wholly-owned subsidiary of the Issuer.

          During the last five years, Mr. Lochridge has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of any such laws.

          Mr. Lochridge is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No funds were directly expended in the acquisition of the Shares. The Shares were issued to Mr. Lochridge pursuant to an Agreement and Plan of Merger among the Issuer, a subsidiary of the Issuer, AmeriDyne Corporation and Mr. Lochridge as sole shareholder of AmeriDyne Corporation (the "Agreement"). Under the terms of the Agreement, on March 1, 1996, AmeriDyne Corporation was merged with a subsidiary of the Issuer, and Mr. Lochridge received 352,018 Shares and $250,000 in cash in exchange for his shares of common stock in AmeriDyne Corporation.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Shares were acquired by Scott F. Lochridge in the merger in exchange for his shares of AmeriDyne, and were acquired for investment purposes. Mr. Lochridge will monitor his investment in the Issuer and will determine the most appropriate action to take. The Shares were issued to Mr. Lochridge in a private transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

          AmeriDyne Corporation survived the merger with the Issuer's subsidiary and is now a wholly-owned subsidiary of the Issuer. Scott F. Lochridge continues to serve as President of AmeriDyne Corporation. In connection with the merger, Mr. Lochridge entered into a two year employment agreement with AmeriDyne Corporation.

          Except as described above, Mr. Lochridge has not formulated any plans or proposals which would result in any: (i) acquisition or disposition of additional securities of the Issuer; (ii) extraordinary corporate transaction; (iii) sale or transfer of a material amount of the Issuer's assets; (iv) change in the present board of directors or the management of the Issuer; (v) material change in the present capitalization or dividend policy of the Issuer; (vi) other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or otherwise take actions which may impede the acquisition of control of the Issuer by any person; (viii) reclassification or a recapitalization of the Issuer's securities; or (ix) termination of the Issuer's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this filing, Mr. Lochridge beneficially owns 352,018 through his direct ownership of such Shares. The Shares held by Mr. Lochridge represent 7.1% of the outstanding Shares of the Issuer.

          (b) Scott F. Lochridge has the sole power to vote or direct the vote of all Shares. Mr. Lochridge also has the sole power to dispose or direct the disposition or assignment of the Shares.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for those matters disclosed herein, Mr. Lochridge has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1    Agreement and Plan of Merger by and Among Contour
               Medical, Inc., Contour Merger Sub., Scott F. Lochridge and AmeriDyne Corporation

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 13, 1996             /s/ Scott F. Lochridge
                                  Scott F. Lochridge